Closing of Shareholder Register

1. Record Date : December 31, 2005

2. Closing Period : January 1, 2006 ~ January 31, 2006

3. Reason for Closing the Shareholder Register :
- To determine the shareholders who will be eligible to exercise the voting right at the Annual General Meeting of Shareholders that Hanarotelecom, Inc. plans to convene in spring 2006.

4. Date of BOD Resolution : N/A

5. Others : Pursuant to Article 13 of the Articles of Incorporation, the period for the closure of the shareholders’ register is a month from the date immediately following the date of the book closing.